FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 18
to
ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2019

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Catherine Loubier
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Alain Bélanger
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390 boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (the “Annual Report”) as follows:

In the context of recent offering on the European market, the following additional exhibit is hereby added to the Annual Report:

Exhibit:

(99.23)	Monthly Report on Financial Transactions as at January 31, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 18 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Alain Bélanger
Name:	Alain Bélanger
Title:	Assistant Deputy Minister

Date: April 20, 2020